Exhibit 99.7

NICE Actimize Named “Anti-Fraud Product of the Year” Winner in Risk.net’s Risk
Technology Awards 2022

NICE Actimize’s IFM-X was cited for meeting the biggest challenges posed by digital transformation when new account opening migrated to online

Hoboken, NJ,  August 29, 2022 – NICE Actimize, a NICE (NASDAQ: NICE) business has been named the “Anti-Fraud Product of the Year” recipient in Risk.net’s Risk Technology Awards 2022 competition, determined by a judged voting process led by the publication’s editorial team. NICE Actimize was specifically honored for IFM-X, its industry-leading integrated fraud management platform, that provides real-time, end-to-end fraud prevention coverage that continuously adapts to new, emerging fraud threats.

Among the many challenges faced by financial institutions today, fraud continues to rank high and having a robust anti-fraud management solution is therefore pivotal. NICE Actimize's IFM-X provides real-time, end-to-end fraud prevention coverage that continuously adapts to new, emerging fraud threats, and its  platform has been enhanced to meet the biggest challenges posed by digital transformation that began at the onset of the pandemic when new account opening processes migrated from in-person branch processing to almost exclusively online.

“NICE Actimize continues to support the transition to digital banking and the acceleration of digital account opening,” said Craig Costigan, CEO, NICE Actimize. “NICE Actimize’s intelligent online account opening fraud prevention enables financial institutions to reduce friction in the application process while detecting more fraud, thereby providing a better customer experience.”

Among the positive comments from the Risk.net judges panel on NICE Actimize’s enterprise fraud solutions, were: “Very intrigued on the use of dark web data and how that would be sourced as well as the acknowledgement and strategies around synthetic IDs” and “Like the focus on device risk and new account fraud - it's detailed and is very obviously tied to evolving risks.”

To learn more about NICE Actimize’s investments in enterprise fraud solutions and its commitments to its customers, please view the Risk.net video interview with Yuval Marco, General Manager, Fraud & Authentication Management, NICE Actimize, by clicking here.

Visit the Risk.net web site to read more about NICE Actimize and its enterprise fraud solutions by viewing the editorial profile located here.

Risk Technology Awards Methodology
A panel of 12 industry experts and Risk.net editorial staff reviewed the shortlisted entries, with judges recusing themselves from categories or entries where they had a conflict of interest or no direct experience.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, NICE Actimize, cindy.morgan-olson@niceactimize.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.